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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C.  20549


                                  SCHEDULE 13G


                    Under the Securities Exchange Act of 1934

                          (Amendment No.      1     )*
                                        ------------

                           SIGNET BANKING CORPORATION
- --------------------------------------------------------------------------------
                                (Name of Issuer)

                                  Common Stock
- --------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   826681108
                        ---------------------------------
                                 (CUSIP Number)


Check the following box if a fee is being paid with this statement / /. (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7).

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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CUSIP No.      826681108               13G
         --------------------

1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          Barrow, Hanley, Mewhinney & Strauss, Inc.
          75-2403190

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*           (a)  / /
                                                                 (b)  / /

3    SEC USE ONLY


4    CITIZENSHIP OR PLACE OF ORGANIZATION

          Nevada


                    5   SOLE VOTING POWER
  NUMBER OF
   SHARES                    1,870,500
BENEFICIALLY
  OWNED BY          6   SHARED VOTING POWER
    EACH
  REPORTING                  1,154,800
   PERSON
    WITH            7   SOLE DISPOSITIVE POWER

                             3,025,300

                    8   SHARED DISPOSITIVE POWER

                                  0

9    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          3,025,300

10   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*


11  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

          5.4%

12  TYPE OF REPORTING PERSON*

          IA



                                Page 2 of 4 Pages

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THIS AMENDMENT NO. 1 TO SCHEDULE 13G amends Item 4.  The entire Schedule 13G, including Item 4 as amended, is restated in its entirety as follows:

Item 1(a).  Name of Issuer.

         Signet Banking Corporation

Item 1(b).  Address of Issuer's Principal Executive Offices.

         7 North 8th Street
         Richmond, Virginia  23219

Item 2(a).  Name of Person Filing.

         Barrow, Hanley, Mewhinney & Strauss, Inc.

Item 2(b).  Address of Principal Business Office or, if none, Residence.

         280 Crescent Court, 19th Floor
         Dallas, Texas  75201

Item 2(c).  Citizenship.

         A Nevada corporation

Item 2(d).  Title of Class of Securities.

         Common Stock

Item 2(e).  CUSIP Number.

         826681108

Item 3.  Filing Status.

         The person filing is an Investment Adviser registered under Section 203 of the Investment Advisers Act of 1940.

Item 4.  Ownership.

         (a)  Amount Beneficially Owned:  3,025,300

         (b)  Percent of Class:  5.4%

         (c)  Number of shares as to which such person has

              (i)    sole power to vote or to direct the vote:                      1,870,500
              (ii)   shared power to vote or to direct the vote:                    1,154,800
              (iii)  sole power to dispose or to direct the disposition of:         3,025,300
              (iv)   shared power to dispose or to direct the disposition of:            None




                                Page 3 of 4 Pages

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Item 5.  Ownership of Five Percent or Less of a Class.

         If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following / /.

Item 6.  Ownership of More than Five Percent on Behalf of Another Person.

         The right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the common stock is held by certain clients of the reporting person, none of which has such right or power with respect to five percent or more of the common stock.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

         Not Applicable

Item 8.  Identification and Classification of Members of the Group.

         Not Applicable

Item 9.  Notice of Dissolution of Group.

         Not Applicable

Item 10. Certification.

         By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purposes or effect.

Signature:

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  February 28, 1994

                                       BARROW, HANLEY, MEWHINNEY & STRAUSS, INC.


                                       By:   /s/ Bryant M. Hanley, Jr.
                                          --------------------------------------
                                          Bryant M. Hanley, Jr., President



                                Page 4 of 4 Pages